October 8, 2010

VIA EDGAR and Facsimile

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Re:	Choice Hotels International, Inc.

Form 10-K for the year ended December 31, 2009

Filed March 1, 2010

Forms 10-Q for the quarters ended March 31 and June 30, 2010

File No. 001-13393

Dear Ms. Garnett:

We are pleased to respond to the comment included in your letter dated September 28, 2010 regarding our filings, as indicated above. For your convenience, your comment is repeated below in bold, followed by our response.

Proxy Statement on Schedule 14A, filed March 25, 2010

Annual Incentive Cash Compensation, page 24

1.	We note your response to comment 5 in our letter dated August 17, 2010 and Mr. Pepper’s performance target of overseeing the execution of 430 new franchise agreements for 2009. Please provide us with the actual number of franchise agreements executed that resulted in the 6% decrease in Mr. Pepper’s 2009 incentive cash compensation, and provide comparable disclosure in future filings. See Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

Response:

In 2009, Mr. Pepper oversaw the execution of 371 franchise agreements. In future filings, where applicable, we will provide similar disclosures of performance targets and actual results for each of our named executive officers for changes to targeted incentive cash compensation attributable to pre-determined performance objectives, subject, of course, to materiality considerations as well as the competitive harm standard contained in Instruction 4 to Item 402(b) of Regulation S-K

U.S. Securities and Exchange Commission

*            *

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff-comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Should you have any questions or wish to discuss the above response, please do not hesitate to contact me at (301) 592-5117 or Ron Parisotto, the company’s General Counsel, at (301) 592-5188.

Sincerely,

/s/ David L. White

Senior Vice President, Chief Financial Officer & Treasurer